Exhibit 3.1

CERTIFICATE OF AMENDMENT

OF CERTIFICATE OF INCORPORATION OF

organovo holdings, INC.,

a Delaware Corporation

Organovo Holdings, Inc., a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify that:

1.The first two paragraphs of Article IV of the Corporation’s Certificate of Incorporation are hereby amended and restated in their entirety as follows:

“The total number of shares of stock that the Corporation shall have authority to issue is 225,000,000, consisting of the following:

200,000,000 shares of Common Stock, par value $0.001 per share. Each share of Common Stock shall entitle the holder thereof to one (1) vote on each matter submitted to a vote at a meeting of stockholders.”

2.The Board of Directors duly adopted resolutions in accordance with Sections 141 and 242 of the General Corporation Law, approving the foregoing amendment, declaring said amendment to be advisable and in the best interests of the Corporation and its stockholders and authorizing the appropriate officers of the Corporation to solicit the approval of the Corporation’s stockholders.

3.The foregoing amendment to the Certificate of Incorporation has been duly approved by the stockholders of the Corporation at the Corporation’s Annual Meeting of Stockholders, held on July 26, 2018, in accordance with Sections 211, 212 and 242 of the General Corporation Law of Delaware and the Corporation’s Certificate of Incorporation and Bylaws.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment of Certificate of Incorporation of Organovo Holdings, Inc. to be executed this 26th day of July, 2018.

ORGANOVO HOLDINGS, INC.

/s/ Taylor Crouch
Taylor Crouch
Chief Executive Officer and President